Virtual Annual General Meeting of Holders of Common Shares of IAMGOLD Corporation (the "Issuer")

May 11, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

The nominees listed on the Management Information Circular dated April 10, 2023, were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Renaud Adams	289,059,227	99.39	1,765,123	0.61
Ian Ashby	288,870,065	99.33	1,954,285	0.67
Maryse Bélanger	282,765,379	97.23	8,058,971	2.77
Christiane Bergevin	289,124,439	99.42	1,699,912	0.58
Ann Masse	288,436,303	99.18	2,388,048	0.82
Lawrence Peter O'Hagan	282,832,173	97.25	7,992,177	2.75
Kevin O'Kane	288,082,112	99.06	2,742,238	0.94
David Smith	286,386,262	98.47	4,438,087	1.53

Item 2:  Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
304,823,865	92.79	23,676,436	7.21

Item 3:  Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
238,801,915	82.11	52,022,434	17.89

Dated this 11th day of May, 2023.

IAMGOLD CORPORATION

/s/ Tim Bradburn

_____________________________

Tim Bradburn

Senior Vice President, General Counsel and Corporate Secretary